Exhibit 14

CODE OF ETHICS

As a public company, it is of critical importance that the Company’s filings with the Securities and Exchange Commission be accurate and timely.  Depending on their position with the Company, employees may be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable.  The Company expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

The Finance Department (Finance/Accounting/Internal Audit Group) bears a special responsibility for promoting integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company.  The Chief Executive Officer and Finance Department personnel have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of the Company’s financial results and conditions.

Because of this special role, the Chief Executive Officer and all members of the Company’s Finance Department are bound by the following Financial Officer Code of Ethics, and by accepting this Code of Ethics, each agrees that he or she will:

•                  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•                  Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, government agencies and in other public communications.

•                  Comply with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

•                  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•                  Respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose.  Confidential information acquired in the course of one’s work will not be used for personal advantage.

•                  Share knowledge and maintain skills important and relevant to stakeholders’ needs.

•                  Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•                  Achieve responsible use of, and control over, all Company assets and resources employed by, or entrusted to, such person.

•                  Promptly report to the Director of Internal Audit and/or the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.

Violations of this Financial Officer Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.  If you believe that a violation of the Financial Officer Code of Ethics has occurred, please contact the Company’s General Counsel.  You may also contact the Audit Committee of the Board of Directors:

It is against Company policy to retaliate against any employee for good faith reporting of violations of this Code or Ethics.